SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to




                         Commission file number 0-18311




                  NEUROGEN CORPORATION 401 (k) RETIREMENT PLAN
                               Full title of plan



                              NEUROGEN CORPORATION


                          35 Northeast Industrial Road
                           Branford, Connecticut 06405
                                 (203) 488-8201
          (Name of issuer of the securities held pursuant to the plan)

                              Neurogen Corporation
                            401 (k) Retirement Plan

                              FINANCIAL STATEMENTS

                                     INDEX

                                                                      Page
                                                                      ----

    Report of Independent Accountants                                   1

    Financial Statements:

     Statements of Net Assets Available for Benefits as of
       December 31, 1998 and 1997                                       2

     Statement of Changes in Net Assets Available for Benefits
       for the year ended December 31, 1998                            3-4

     Notes to Financial Statements                                     5-8

     Supplemental Schedules:

          Item 27a - Schedule of Assets Held for Investment
                     Purposes as of December 31, 1998                    9

          Item 27d - Schedule of Reportable Transactions for
                     the Year Ended December 31, 1998                    10

                       Report of Independent Accountants

To the Participants and Administrator of the Neurogen Corporation 401 (k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Neurogen Corporation 401 (k) Retirement Plan (the "Plan") at December 31, 1998 and December 31, 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1998 and Schedule of Reportable Transactions for the Year Ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of Assets Held for Investment Purposes and the Schedule of Reportable Transactions that accompany the Plan's financial statements do not disclose the historical cost of certain plan assets held by the Plan's custodians. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

PricewaterhouseCoopers LLP
July 9, 1999

                              Neurogen Corporation
                             401(k) Retirement Plan
                Statements of Net Assets Available for Benefits


                                                                       December 31,
                                                                   1998             1997

                                                                   ----             ----
ASSETS:

Employer contribution receivable                                $ 47,103
Employee contribution receivable                                  18,954              -

Investments at fair market value:
    Neurogen Corporation common stock                            614,327          214,070
    Loans to participants                                         76,379           44,608
    Charles Schwab Money Market Funds                              7,586            4,198

    Investment in Pooled Separate Accounts of
    Manufacturer's Life Insurance Company:
          Money Market Fund                                      260,058          142,815
          Short-Term Government Fund                              63,776           73,946
          Income Fund                                             53,391           47,517
          High Yield Fund                                        181,785          154,804
          Diversified Capital Fund                                51,707           31,566
          Growth & Income Fund                                   767,683          629,176
          Contra Fund                                          1,049,217          585,492
          Growth Opportunities Fund                            1,215,470          886,895
          Foreign Fund                                           190,432          152,002
          International Stock Fund                                85,930           57,674
                                                               ---------        ---------
                                                               3,919,449        2,761,887
                                                               ---------        ---------
          Total investments                                    4,617,741        3,024,763
                                                               ---------        ---------
                 Net assets available for benefits           $ 4,683,798      $ 3,024,763
                                                               =========        =========


The accompanying notes are an integral part of the financial statements.


                   Neurogen Corporation 401(k) Retirement Plan
                 Statement of Changes in Net Assets Available for Benefits






                                                                 Plan year ended December 31, 1998
                                                                        Participant Directed
                                   -------------------------------------------------------------------------------------------------
                                      Money        Short-                High    Diversified     Growth                   Growth
                                      Market     Term Gov't   Income    Yield      Capital      & Income    Contra    Opportunities
                                      Fund          Fund       Fund      Fund        Fund          Fund      Fund          Fund
                                   -----------  -----------  --------  --------- -------------  ----------  ----------  ------------
Additions to net assets available
 for benefits:

Contributions received or
  receivable from:
    Employer                       $     6,041    $     980  $  4,081   $10,000      $ 4,535    $ 19,958    $ 45,374    $   26,911
    Employees                           40,602        4,526    16,789    55,939       21,037      96,781     233,144       145,496
                                    ----------  -----------  --------  --------  -------------  ----------  ----------  ------------
    Total contributions                 46,643        5,506    20,870    65,939       25,572     116,739     278,518       172,407


Net appreciation (depreciation) in
  fair value of investments              7,086        4,449     3,182    (4,931)        (675)     65,103     230,200       229,548
Other income-interest repayments             -            -         -         -            -           -           -             -
Participant loan repayments                 63            -       378       875            -       6,242       7,192         6,511
                                   -----------  -----------  --------  --------  -------------  ----------  ----------  ------------
    Total income                        53,792        9,955    24,430    61,883       24,897     188,084     515,910       408,466

Deductions from net assets available
 for benefits:

Distribution of benefits and payments
 to provide benefits:
   Directly to participants and
     their beneficiaries               (87,120)     (14,432)    (9,796)   (1,295)           -      (26,988)    (17,118)     (30,992)
Participant loans                            -            -     (3,152)   (6,299)           -      (10,403)    (16,684)     (12,682)
Administrative expenses                   (559)        (220)      (178)     (649)         (152)     (2,367)     (2,795)      (3,491)
                                   -----------  -----------  ---------  -------- -------------  ----------  ----------  ------------
   Total deductions                    (87,679)     (14,652)   (13,126)   (8,243)         (152)    (39,758)    (36,597)     (47,165)
                                   -----------  -----------  ---------  -------- -------------  ----------  ----------  ------------
      Net increase (decrease)          (33,887)      (4,697)    11,304    53,640        24,745     148,326     479,313       361,301

Interfund transfers (net)              152,137       (5,345)    (4,696)  (23,754)       (3,712)     (4,349)     (3,958)     (25,624)

Net assets available for
 benefits:

Beginning of year                      142,816       73,946     47,517   154,804        31,566     629,176     585,492       886,895
                                   -----------  -----------  ---------  -------- -------------  ----------  ----------  ------------

End of year                        $   261,066  $    63,904  $ 54,125   $184,690 $      52,599  $  773,153  $1,060,847  $  1,222,572
                                   ===========  ===========  =========  ======== =============  ==========  ==========  ============

---table continued below

The accompanying notes are an integral part of the financial statements.

                  Neurogen Corporation 401(k) Retirement Plan
           Statement of Changes in Net Assets Available for Benefits

                                                               Plan year ended December 31, 1998
                                             Participant Directed                    Non-Participant Directed
                                   ---------------------------------------  ----------------------------------------
                                                   Int'l       Neurogen      Neurogen      Participant
                                     Foreign       Stock        Stock -       Stock -         Notes
                                       Fund        Fund       Unrestricted  Restricted     Receivables       Total
                                   -----------  -----------  -------------  -----------    -------------  ----------
Additions to net assets available
 for benefits:

Contributions received or
  receivable from:
    Employer                       $     12,948  $     7,737   $    12,406  $    302,390   $          -    $ 453,361
    Employees                            76,923       46,246        38,635            -               -      776,118
                                    -----------  -----------  ------------  ------------   -------------   ----------
    Total contributions                  89,871       53,983        51,041       302,390              -    1,229,479


Net appreciation (depreciation) in
 fair value of investments               (9,858)      11,411        70,576        32,353               -     638,444
Other income-interest repayments              -            -            -              -           5,499       5,499
Participant loan repayments               2,999          759           868             -         (25,887)          -
                                    -----------  -----------  ------------  ------------   -------------  ----------

    Total income                         83,012       66,153       122,485       334,743         (20,388)  1,873,422

Deductions from net assets available
 for benefits:

Distribution of benefits and payments
 to provide benefits:
   Directly to participants and
     their beneficiaries                  (9,443)      (1,487)            -             -          (1,637)   (200,308)
Participant loans                         (4,283)        (293)            -             -          53,796           -
Administrative expenses                     (568)        (237)       (2,863)            -               -     (14,079)
                                     -----------  -----------  ------------  ------------   -------------  ----------
   Total deductions                      (14,294)      (2,017)       (2,863)            -          52,159    (214,387)
                                     -----------  -----------  ------------  ------------   -------------  ----------
      Net increase (decrease)             68,718       64,136       119,622       334,743          31,771   1,659,035

Interfund transfers, net                 (27,857)     (34,543)      (14,889)       (3,410)              -           -

Net assets available for
 benefits:

Beginning of year                        152,002       57,674       218,267             -          44,608   3,024,763
                                     -----------  -----------  ------------  ------------   -------------  ----------

End of year                         $    192,863  $    87,267  $    323,000  $    331,333   $      76,379  $4,683,798
                                     ===========  ===========  ============  ============   =============  ==========




The accompanying notes are an integral part of the financial statements.


                              Neurogen Corporation
                             401(k) Retirement Plan

                         NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan:

General
-------
The Neurogen Corporation 401(k) Retirement Plan (the "Plan") is a defined contribution plan. All regularly employed full-time employees employed by the Company on the first day of a calendar quarter following the date on which the employee first completed an hour of service are eligible to participate. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is intended to meet the requirements of Section 401(a), 401(k), and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code").

The Company as the administrator of the Plan is responsible for determining employer contributions, determining limits if any, on loan requests, reviewing financial hardship requests for participant withdrawals and to set rules and administrative policy as it may deem necessary to carry out the provisions of the Plan.

Contributions
-------------
Employees  may  elect to  contribute  up to 15% of  their  earnings  or  $10,000 whichever is less. Contribution rates may be changed on the first day of a calendar quarter.

The Plan provides that the Company will match the employee's contribution in an amount equal to 100% of the participant's contribution up to 6% of the participant's gross pay. The matching contribution is made up of two parts. One third of the contribution is in cash that may be invested in any of the investment funds offered. The other two-thirds is in Neurogen stock and may not be transferred to another investment fund.

Participant accounts
--------------------
Each participant's account is credited with the participant's contribution and allocations of the Company's matching contribution, and plan earnings as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
-------
Participants vest on employer matching contributions at a rate of 25% for each whole year of service and are 100% vested after four years of credited service.

Investment Options
------------------

Upon enrollment in the Plan, a participant may direct employee contributions in 1 percent increments to purchase Neurogen common stock and to the following Manufacturer's Life Insurance Company ("Manulife") pooled separate account fund choices:

Aggressive Growth Funds
-----------------------
Manulife International Stock Fund - This fund invests in the T. Rowe Price International Stock Fund. The fund invests primarily in common stocks of foreign companies that have the potential for growth of capital or income or both.

Manulife Foreign Fund - This fund invests in the Templeton Foreign Fund. This fund invests using a traditional value strategy. It invests in stocks primarily outside the United States drawn from a list of the world's "cheapest" companies relative to assets and long-term earnings.

Growth Funds
------------
Manulife Contra Fund - Invests in the Fidelity Contra Fund. This fund invests primarily in undervalued common stocks and convertible securities in companies that are currently out of favor with the investing public but that may have a favorable long-term outlook.

Manulife Growth Opportunities Fund - Invests in Fidelity Advisor Growth Opportunities Fund. This fund invests primarily in common stocks and securities convertible into common stocks of companies with long-term growth potential.

Growth and Income Funds
-----------------------
Manulife Growth & Income Fund - Invests in the T. Rowe Price Growth & Income Fund. This fund invests primarily in common stocks of companies whose earnings are expected to grow at a rate in excess of that of common stocks in general and are adequate to support a growing dividend.

Manulife Diversified Capital Fund - Invests in SoGen International Fund. This fund invests in a diversified portfolio of assets, including equity and fixed-income securities of U.S. and foreign companies. Investments in fixed income instruments may be for capital appreciation potential as well as income.

Income Funds
------------
Manulife High Yield Fund - Invests in Fidelity Advisor High-Yield Fund. This fund invests primarily in high-yielding non-investment grade, fixed-income and zero coupon securities, as well as convertible securities and preferred stocks.

Manulife Income Fund - Invests in T. Rowe Price Spectrum Income Fund. This fund invests in a diversified group of underlying T. Rowe Price funds, which in turn invest principally in fixed income securities.

Manulife short-term Government Fund - Invests in Vanguard Fixed Income Securities Fund. This fund's objective is to maintain a high level of safety of principal and generate returns consistent with an average maturity of two to three years.

Conservative Fund
-----------------
Manulife Money Market Fund. This fund's objective is to maintain a high level of safety of principal and generate returns higher than those available on U.S. Treasury bills alone.

Participants may change their investment options daily.

Loans and Withdrawals
---------------------

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from
(to) the Participant Notes Receivable fund. Loan terms vary with the maximum being ten years. The loans are collateralized by the balance in the participant's account and bear interest at a rate 1% over the prime rate.

A participant may withdraw all or any portion of his vested account resulting from his contributions, subject to proof of hardship due to an immediate and significant financial need as further described in the Plan document. The plan administrator in accordance with nondiscriminatory standards applied uniformly to all participants similarly makes the determination of financial hardship.

Payment of Benefits
-------------------
On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. If a participant terminates employment but termination is not due to death, disability or retirement, and the participant is not yet 65, the participant may keep his account balance in the plan if it is higher than $5,000. If the participant chooses distribution the distribution will occur as soon as practicable after the participant has completed the proper form providing instruction as to where the funds should be transferred.

Forfeited Accounts
------------------
Any forfeitures will first be applied to pay expenses under the Plan which would otherwise be paid by the employer. Remaining forfeitures, if any, will be deemed to reduce the employer contribution. At December 31, 1998, forfeited nonvested accounts totaled $ 7,465. These accounts will be used to reduce future employer contributions. In 1998 administrative fees for the Plan were reduced by $2,879 from forfeited nonvested accounts.

2. Summary of Accounting Policies:

Basis of Accounting
-------------------
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
-------------------------------------------
The Company  utilizes a third party  record-keeper to prepare the records of the
plan,  to  process  transfers  between  investment   choices,   and  to  process
distributions.

The mutual fund accounts are pooled separate accounts through an investment contract with the Manufacturers Life Insurance Company ("Manulife"). Shares of mutual fund accounts are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price and held in a brokerage account at Charles Schwab & Company.

An administrative maintenance charge is applied to each of the pooled Manulife funds and is outlined in the contract. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, and investment income from the pooled separate accounts.

Participant notes receivable are valued at cost which approximates fair value. Purchases and sales are recorded at the trade date and interest income is recorded on the accrual basis.

Plan Expenses
-------------
Transaction fees are offset by forfeitures, with any expenses in excess of the forfeiture being paid by the Company. The Company incurred expenses of $49,338 and $19,145 for the plan years 1998 and 1997, respectively, which were not charged to the Plan. The Participant pays loan administrative expenses of $100 per loan.

Plan Termination
----------------
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Reconciliation of Financial Statements to Form 5500
---------------------------------------------------
Certain items are classified differently in the Plan's annual report Form 5500 than they are presented in the accompanying statements of Net Assets Available for Benefits. These represent classification differences only.

Tax Status
----------
The Internal Revenue Service has determined and informed the Company by a letter dated October 22, 1996, that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

3.  Investments

Investments in Neurogen Corporation Stock, Manulife Money Market Fund, Manulife Growth and Income Fund, Manulife Contra Fund, and Manulife Growth Opportunities Fund represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 1998.

                   Neurogen Corporation 401(k) Retirement Plan
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1998

(a)       (b) Issuer               (c) Description of Investment      (d) Cost       (e) Current Value
---       ----------               -----------------------------      --------       -----------------
 *        Neurogen Corporation     Common stock, par value $.025      $   **         $        614,327

 *        Participants             Participant loans with interest
                                   rates between 8.75% and 9.75%,
                                   collaterized by participant
                                   account balances                     76,379                 76,379

 *        Charles Schwab           Money Market Fund                     7,586                  7,586

 *        Manulife                 Money Market Fund                   260,058                260,058

 *        Manulife                 Short-Term Government Fund             **                   63,776

 *        Manulife                 Income Fund                            **                   53,391

 *        Manulife                 High Yield Fund                        **                  181,785

 *        Manulife                 Diversified Capital Fund               **                   51,707

 *        Manulife                 Growth and Income Fund                 **                  767,683

 *        Manulife                 Growth Opportunities Fund              **                1,215,470

 *        Manulife                 Contra Fund                            **                1,049,217

 *        Manulife                 Foreign Fund                           **                  190,432

 *        Manulife                 International Stock Fund               **                   85,930
                                                                                     -----------------
                                                                                     $      4,617,741
                                                                                     =================



*  Indentified as a party in interest

** Information not available from normal business records




                   Neurogen Corporation 401(k) Retirement Plan
                 Item 27d - Schedule of Reportable Transactions
                        Plan Year Ended December 31, 1998

Series of transactions exceeding 5% of current value of Plan Assets as of January 1, 1998

                                                              Aggregate                   Aggregate
                                               Number of      Cost of        Number of    Proceeds      Net Gain
Name of Investment                           Transactions     Purchases    Transactions   from Sales    or (Loss)
------------------                           ------------     ---------    ------------   ----------    ---------

Charles Schwab Money Market Fund                  60          $ 246,255         42         $ 242,867    $    -
Neurogen Corporation Stock                        40            396,752          6           101,784         *
Manulife Money Market Fund                        76            285,399         30           174,686         *
Manulife Contra Fund                              76            206,348         30            88,481         *
Manulife Growth Opportunities Fund                63            298,719         27            77,729         *
Manulife High Yield Fund                          64            100,900         11            63,338         *
Manulife Growth and Income Fund                   69            130,612         21            54,843         *



Note:  No lease rentals or expenses incurred with transactions

*  Information not available from normal business records













                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                Neurogen Corporation 401(k) Plan


                                            Administrator:  Neurogen Corporation



Date:  July 15, 1999                  By: /s/ STEPHEN R. DAVIS
                                          ---------------------
                                      Stephen R. Davis
                                      Vice President and Chief Financial Officer